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                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO. 1 )*



                                THE MIDDLEBY CORPORATION
_______________________________________________________________________________
                                    (Name of Issuer)

                        Common Stock, Par Value $0.01 per share
_______________________________________________________________________________
                            (Title of Class of Securities)



                                      596278-10-1
_______________________________________________________________________________
                                     (CUSIP Number)

               John J. Hastings, 1400 Toastmaster Drive, Elgin, IL 60120
_______________________________________________________________________________
              (Name, Address and Telephone Number of Person Authorized
                          to Receive Notices and Communications)

                                     June 22, 1997
_______________________________________________________________________________
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

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                                 SCHEDULE 13D

CUSIP No. 596278-10-1                              Page 2 of 4
          -----------                              ------------

______________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert R. Henry
______________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                (b) /x/
______________________________________________________________________________

3    SEC USE ONLY
______________________________________________________________________________

4    SOURCE OF FUNDS*

         Not Applicable
______________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                         /  /

______________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
______________________________________________________________________________

                        7   SOLE VOTING POWER
                            1,320,269
                       _______________________________________________________
    NUMBER OF           8   SHARED VOTING POWER
     SHARES                 300,000
  BENEFICIALLY         _______________________________________________________
   OWNED BY
     EACH               9   SOLE DISPOSITIVE POWER
   REPORTING                1,320,269
    PERSON             _______________________________________________________
     WITH
                       10   SHARED DISPOSITIVE POWER
                               300,000
______________________________________________________________________________

11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON
                            1,620,269
______________________________________________________________________________

12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES*            /  /
______________________________________________________________________________

13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               19.1%
______________________________________________________________________________

14                          TYPE OF REPORTING PERSON *
                               IN
______________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2


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Item 1.   SECURITY AND ISSUER.

     The title and class of equity securities to which this amendment to statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of The Middleby Corporation (the "Company"). The address of the principal executive offices of the Company is 1400 Toastmaster Drive, Elgin, IL 60120.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Name: Robert R. Henry, in his individual and fiduciary capacities.

     (b) Residence or Business Address: Mr. Henry's business address is Route 202, Linnfield Farm, Far Hills, NJ 07931. For mailing purposes, the Post Office Box is 115.

     (c) Mr. Henry is the president of Robert R. Henry & Co., Inc., which is principally in the financial advisory business. The principal address of Robert R. Henry & Co. is Route 202, Linnfield Farm, Far Hills, NJ 07931. For mailing purposes, the Post Office Box is 115.

     (d) During the past five years, Mr. Henry has not been convicted in a criminal proceeding.

     (e) During the last five years Mr. Henry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: U.S.A.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Henry is the trustee with respect to a trust for the benefit of the wife of Whitman F. Whitman, Jr., the Chairman of the Company, which trust holds 281,250 Shares. Mr. Henry is also trustee with respect to two trusts for the benefit of Mr. Whitman's children and two other trusts for the benefit of Mr. Whitman's children. On June 22, 1997, Ms. Laura Whitman, the daughter of Mr. Whitman and a beneficiary of the children's trusts, was appointed a co-trustee of one of the trusts pursuant to the applicable trust agreement. In addition, as of such date, Ms. Whitman received a distribution of 218,625 Shares from the other trust of which she is a beneficiary.

Item 4.   PURPOSE OF THE TRANSACTION.

     The trusts described in Item 3 above were created for donative and estate planning purposes. All Shares are held for investment purposes only, in accordance with the terms of the governing instruments and not for the purpose of effecting any change in the management and control of the Company. Mr. Henry has no present plans or proposals which relate to or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) Following the transactions described in Item 3, Mr. Henry holds Shares as trustee as follows:


              Name                       Number of Shares

Robert R. Henry, Trustee
U/T/A dated 4-18-78
F/B/O Barbara K. Whitman                      281,250

Robert R. Henry, Trustee
U/T/A dated 4-18-78
F/B/O W. Fifield Whitman III                  437,250

                                       3

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Robert R. Henry, Trustee
U/T/A dated 4-18-78
F/B/O Laura B. Whitman                        218,625

Robert R. Henry, Trustee
U/T/A dated 12-20-90
F/B/O W. Fifield Whitman III                  300,000

Robert R. Henry, Trustee
U/T/A dated 12-20-90
F/B/O Laura B. Whitman                        300,000

     In addition to the 1,537,125 Shares held by Mr. Henry as trustee, Mr. Henry directly owns 79,394 Shares in his individual capacity and 3,750 Shares pursuant to presently exercisable options, for a total beneficial ownership of 1,620,269 Shares, or approximately 19.1% of the outstanding Shares of the Company.

     (b) Mr. Henry has sole disposition and voting power with respect to the 1,320,269 Shares described above and shared disposition and voting power with respect to the 300,000 Shares held in the trust dated 12-20-90 F/B/O Laura B. Whitman, of which Ms. Whitman has become a co-trustee. Mr. Henry disclaims any pecuniary interest in the 1,537,125 Shares held in the trusts.

     (c) The only transactions involving the Shares of the Company by Mr. Henry during the pasts 60 days was the distribution of 218,625 Shares to Ms. Whitman, and the addition of Ms. Whitman as a co-trustee under the 12-20-90 trust, as described above.

     (d) and (e): Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 18, 1997



                                         /s/ Robert R. Henry
                                   ___________________________________________
                                   Robert R. Henry, Individually and as Trustee
                                   U/T/A dated December 20, 1990 F/B/O W.
                                   Fifield Whitman III, U/T/A dated December 20, 1990 F/B/O Laura B. Whitman, U/T/A dated April 18, 1978 F/B/O Barbara K. Whitman, U/T/A dated April 18, 1978 F/B/O W. Fifield Whitman III, and U/T/A dated April 18, 1978 F/B/O Laura B. Whitman

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